

November 27, 2012

Via E-mail
Mr. Justin W. Yorke
Chief Executive Officer
JMG Exploration, Inc.
180 South Lake Ave., Seventh Floor
Pasadena, CA 91101

>   **Re: JMG Exploration, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed November 9, 2012**
>   **File No. 1-32438**

Dear Mr. Yorke:

We have reviewed your filing and your letter dated November 8, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 from our letter to you dated October 25, 2012. You state the following at page 4 of the revised information statement: "As of the date hereof, JMG has received the consents of holders of 2,739,933 shares of the Company's Common Stock and holders of 135,506.26 shares of Class M Preferred Stock, in each case constituting more than a majority of the issued and outstanding shares, thereby approving the Reverse Stock Split and the Name Change." Please tell us the names of the holders who comprised the "Majority Shareholders," and for each such holder, quantify the individual holdings at the time her or his consent was obtained. Also, tell us how and when their consents were solicited and obtained. Insofar as Exchange Act Rules 14a-3 to 14a-15 apply to every solicitation, except as specifically provided in Rule 14a-2, explain to us your basis for using Schedule 14C rather than Schedule 14A in the present circumstance.

2.   We note your response to comment 5 from our letter to you dated October 25, 2012, and we re-issue the comment. We again refer you in particular to Note A to Schedule 14A. As page 3 of the revised information statement makes clear, the "Related Transactions" listed as the subject of stockholder approval were among those items "the Company covenanted to" do pursuant to the Merger Agreement with ADVN. As previously requested, please revise to provide the information required by Items 11, 13, and 14 of Schedule 14A.

3.   It appears that you have not filed as an attachment or exhibit the certificate of amendment to which you refer and which was filed with the initial version of the information statement. Please be sure to include it with the next filing.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director